Exhibit 16

October 3, 2007

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs/Madams:

We have read the statements included in the Form 8-K, dated September 26, 2007, for China Fruits Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our resignation as the principal independent auditor and our audit for the years ended December 31, 2006 and 2005, and the review for the interim periods ended March 31, 2007 and June 30, 2007. We had no disagreement with China Fruits Corporation for the interim period up to September 21, 2007.

Very truly yours,

/s/ Zhong Yi (Hong Kong) C.P.A. Company Limited
Zhong Yi (Hong Kong) C.P.A. Company Limited

Hong Kong